Issuance of 1 Year Medium Term Notes by Shinhan Bank

On November 7, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Floating Rate Notes (the “Notes”) in the aggregate principal amount of USD 50,000,000. The Notes are scheduled to be issued on November 15, 2005. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1.	Issuer: Shinhan Bank

2.	Dealer: National Australia Bank Ltd., Hong Kong

3.	Type of Note: Floating Rate Notes in bearer form

4.	Issue Amount: USD 50,000,000

5.	Trade Date: November 7, 2005

6.	Issue Date: November 15, 2005

7.	Maturity Date: November 15, 2006 (1 year)

8.	Issue Price: 100.00%

9.	Redemption Price: 100.00%

10.	Interest Rate: Floating Rate (3 month LIBOR+0.14%)

11.	Interest Payment Dates: Quarterly on the 15th, commencing February 2006, up to and including the maturity date